FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential Page
Item		Number
1.	Telefónica — Agreement to sell stake in MEDI TELECOM	2

Item 1.
TELEFÓNICA, S.A. as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
On August 31, 2009, TELEFÓNICA MÓVILES ESPAÑA, S.A., a 100% subsidiary of TELEFÓNICA, S.A., has signed a binding agreement to sell its 32.18% stake in MEDI TELECOM SA. (MÉDITEL) together with its outstanding shareholder loans, for a total cash consideration of 400 million euros to the other current local partners at MÉDITEL, namely FINANCECOM, S.A., RMA WATANYA, S.A. and FIPAR HOLDING. TELEFÓNICA is selling its stake jointly with PORTUGAL TELECOM, S.G.P.S., S.A., resulting in the transfer of a combined 64.36% interest in MÉDITEL.
The closing of the transaction is expected to take place by the end of 2009, upon reception of all required regulatory authorisations.
Madrid, September 1st, 2009

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: September 1st, 2009	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors